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                                           Filed by Watson Pharmaceuticals, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    and deemed filed pursuant to
                                                              Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                   Subject Company: Watson Pharmaceuticals, Inc.
                                                     Commission File No. 0-20045

                      SOURCE: WATSON PHARMACEUTICALS, INC.
                             Monday, August 28, 2000

NEWS RELEASE

CONTACTS:

Sara Swee
Director, Corporate Communications
Watson Pharmaceuticals, Inc.
(909) 270-1400

Whitney K. Stearns, Jr.
Chief Financial Officer
Schein Pharmaceutical, Inc.
(973) 593-5910

Investor/Media Relations
Morgen-Walke Associates, Inc.
Jim Byers, Danielle Scheg

(415) 296-7383



FOR IMMEDIATE RELEASE

                 WATSON PHARMACEUTICALS COMPLETES ACQUISITION OF

                           SCHEIN PHARMACEUTICAL, INC.

CORONA, CA - August 28, 2000 - Watson Pharmaceuticals, Inc. (NYSE: WPI) announced today the completion of its acquisition of Schein Pharmaceutical, Inc. (NYSE: SHP). Under the terms of its merger agreement with Schein, Watson acquired all of the outstanding stock of Schein through a two-step transaction comprised of a cash tender offer followed by a taxable stock merger. The cash tender offer was at $19.50 per share of Schein common stock while, pursuant to the merger, each Schein share not tendered was converted into the right to receive 0.42187 of a share of Watson common stock. In exchange for the remaining outstanding Schein shares, Watson will issue, pursuant to the merger,

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approximately 5.3 million common shares of Watson stock. As a result of the merger, Schein is now a wholly owned subsidiary of Watson.

     This press release contains certain statements of a forward-looking nature relating to future events or future business performance. Any such statements that refer to Watson's or Schein's estimated or anticipated future results, product development efforts or performance or other non-historical facts are forward-looking and reflect each company's current perspective of existing trends and information. Such forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others, risks associated with the integration of the Watson and Schein businesses after consummation of the acquisition, and such other risks and uncertainties detailed in each company's filings with the Securities and Exchange Commission.

     This release and past press releases of Watson are available at Watson's web site at http://www.watsonpharm.com. In addition, Watson's press releases are available through PR Newswire's Company News On-Call fax service at (800) 758-5804, extension 112856, and at http://www.prnewswire.com.

Additional Information and Where to Find It

Watson filed a Schedule TO on June 6, 2000, in connection with the tender offer and a registration statement on SEC Form S-4 on July 14, 2000 in connection with the merger, and Watson and Schein mailed tender offer documentation and a proxy statement/prospectus to stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC.,
ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC., ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at

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450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's
other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Transaction

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY HAVE SOLICITED PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER IS AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

Forward Looking Information

THIS PRESS RELEASE CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING WATSON'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000, AND SCHEIN'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 25, 1999 AND FORM 10-Q FOR THE QUARTER ENDED JUNE 24, 2000.


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